SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


                    SCHEDULE 13D/A
     Under the Securities Exchange Act of 1934
                    (Amendment No. 6)*


                  NUEVO ENERGY COMPANY

                    (Name of Issuer)

        Common Stock, par value $0.01 per share
              (Title of class of securities)

                     0067050910
                   (CUSIP number)

                  Ralph V. Whitworth
               Relational Investors, LLC
            11975 El Camino Real, Suite 300
              San Diego, California 92130
                    (858) 704-3333
         (Name, address and telephone number of person
                authorized to receive notices and
                     communications)

                     June 23, 2000
     (Date of event which requires filing of this
                       statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       SCHEDULE 13D

CUSIP No.       0067050910
-------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Investors, LLC
--------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) [X]
                                           (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
             00
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------
                   7  SOLE VOTING POWER
                            1,171,100
   NUMBER OF       -------------------------------------
    SHARES         8   SHARED VOTING POWER
  BENEFICIALLY              0
   OWNED BY        -------------------------------------
     EACH          9   SOLE DISPOSITIVE POWER
   REPORTING                1,171,100
    PERSON         -------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON              1,171,100
--------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                    [  ]
--------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
         (11)               6.65%
--------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------



CUSIP No.       006705910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Investors, L.P.
--------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [X]
                                            (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------
    4  SOURCE OF FUNDS
            WC
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   [  ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------
                   7  SOLE VOTING POWER
                            908,035
   NUMBER OF       -------------------------------------
     SHARES        8  SHARED VOTING POWER
   BENEFICIALLY             0
   OWNED BY        -------------------------------------
     EACH          9  SOLE DISPOSITIVE POWER
  REPORTING                 908,035
    PERSON         -------------------------------------
     WITH         10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON               908,035
--------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                   [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
       (11)                 5.16%
--------------------------------------------------------
   14  TYPE OF REPORTING PERSON
                PN

--------------------------------------------------------

CUSIP No.     0067050910
--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Fund Partners, L.P.
--------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP                                 (a) [X]
                                               (b) [ ]
--------------------------------------------------------
    3  SEC USE ONLY
--------------------------------------------------------
    4  SOURCE OF FUNDS
                WC/OO
--------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [  ]
--------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
--------------------------------------------------------
                   7   SOLE VOTING POWER
                             47,751
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               47,751
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                47,751
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               0.27%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Relational Coast Partners, L.P.
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           WC/OO
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             40,348
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               40,348
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                40,348
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)              0.23%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Relational Partners, L.P.
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           WC/OO
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             144,262
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             0
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               144,262
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                144,262
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               0.82%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          PN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Ralph V. Whitworth
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
          NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             1,171,100
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,171,100
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                1,171,100
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               6.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       David H. Batchelder
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             1,171,100
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,171,100
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                1,171,100
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
--------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               6.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------

CUSIP No.       0067050910

--------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Joel L. Reed
-------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]
                                                (b) [ ]
-------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------
    4  SOURCE OF FUNDS
           NA
-------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
     NUMBER OF         ---------------------------------
      SHARES           8   SHARED VOTING POWER
    BENEFICIALLY             1,171,1000
     OWNED BY          -------------------------------
      EACH             9   SOLE DISPOSITIVE POWER
     REPORTING               0
      PERSON           --------------------------------
       WITH            10  SHARED DISPOSITIVE POWER
                             1,171,100
--------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON                1,171,100
------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                  [  ]
-------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)               6.65%
-------------------------------------------------------
   14  TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------


          This Amendment No. 6 to Schedule 13D (this
"Statement") is being filed by and on behalf of Relational
Investors, L.P. ("RILP"), Relational Fund Partners, L.P.
("RFP"), Relational Coast Partners, L.P. ("RCP"), and
Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

          This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and an account managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the account managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

          This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel
L. Reed.  Messrs. Whitworth, Batchelder and Reed are the
Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC.
The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs.
Whitworth, Batchelder and Reed, together with RILP, RFP,
RCP, RP and RILLC, shall hereinafter be referred to as the "Reporting Persons").

          This Statement hereby amends the Schedule 13D filed on April 20, 1998, as amended by the Schedule 13D/A filed on May 26, 1998, the Schedule 13D/A filed on July 16,
1998, the Schedule 13D/A filed on September 23, 1998, the
Schedule 13D/A filed on December 14, 1998, and the Schedule
13D/A filed on March 2, 1999, as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 is hereby amended in its entirety by substituting the following:

          As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          On March 1, 1999, the Reporting Persons entered into a letter agreement (the "Agreement") with Nuevo Energy
Company (the "Company"), a copy of which was filed as
Exhibit 5 to the Schedule 13D/A filed on March 2, 1999.
Pursuant to the Agreement, David H. Batchelder was elected to the Company's board of directors and RILLC agreed not to take certain actions with respect to the Company. Although
Mr. Batchelder will continue to serve as a director, the Company's board voted to terminate the Agreement on March 29, 2000. The letter agreement terminating the Agreement is attached hereto as Exhibit 6.

          The Reporting Persons continue to closely monitor the Company's performance. Consistent with Mr. Batchelder's fiduciary duties as a member of the Company's board of directors, the Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company and communicate with other shareholders concerning the Company. The Reporting Persons may modify their plans in the future.

          The Reporting Persons may, from time to time, (i) acquire additional shares of Company common stock, par value $0.01 per share (the "Shares") (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of Shares (at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended in its entirety by substituting the following:

          (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate
1,171,100 Shares constituting 6.65% of the outstanding
Shares (based upon 17,600,635 Shares outstanding on
May 10, 2000 as set forth in the Company's Form 10-Q for the quarter ended March 31, 2000). The Reporting
Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME              NUMBER OF           PERCENT OF OUTSTANDING
                  SHARES              SHARES
------            ---------           ----------------------
RILLC             30,704              0.17%
RILP              908,035             5.16%
RFP               47,751              0.27%
RCP               40,348              0.23%
RP                144,262             0.82%

          RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 24,704 Shares that are owned by an account it manages, 2,500 Shares granted to Mr. Batchelder as a board member and 3,500 options to purchase Shares granted to Mr. Batchelder, which are exercisable within 60 days of the date of this Amendment. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP and RP, may be deemed to possess indirect beneficial ownership (as that term is defined in Rule 13d-3 under the Securities Exchange
Act of 1934, as amended) of the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own.
Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such Shares for all other purposes.

          To the best knowledge of each of the Reporting
Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

          (b) RILP has the sole power to vote or direct the vote of 908,035 Shares and the sole power to dispose or direct the disposition of such Shares.

          RFP has the sole power to vote or direct the vote of 47,751 Shares and the sole power to dispose or direct the disposition of such Shares.

          RCP has the sole power to vote or direct the vote of 40,348 Shares and the sole power to dispose or direct the disposition of such Shares.

          RP has the sole power to vote or direct the vote of 144,262 Shares and the sole power to dispose or direct the disposition of such Shares.

          RILLC has the sole power to vote or direct the vote of 24,704 Shares held by an account it manages, and the sole power to dispose or direct the disposition of such Shares.
In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 1,140,396 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

          (c) The Reporting Persons engaged in the following transactions in Shares during the past 60 days. All transactions involved sales of shares on the New York Stock Exchange, unless marked with an asterisk (*), which indicates a sale in the third market:

Reporting         Date of        Number of       Price per
Person            Sale           Shares          Share
---------         -------        ---------       ---------
RFP               6/1/00         7,000           $19.7768
RFP               6/6/00         57,200          $20.0400
RILP              6/23/00        3,845           $18.0015
RP                6/23/00        611             $18.0015
RFP               6/23/00        268             $18.0015
RCP               6/23/00        171             $18.0015
RILLC             6/23/00        105             $18.0015
RILP              6/23/00*       438,360         $18.0015
RP                6/23/00*       69,643          $18.0015
RFP               6/23/00*       30,593          $18.0015
RCP               6/23/00*       19,478          $18.0015
RILLC             6/23/00*       11,926          $18.0015
RILP              6/26/00        24,940          $18.0637
RP                6/26/00        3,962           $18.0637
RFP               6/26/00        1,311           $18.0637
RCP               6/26/00        1,108           $18.0637
RILLC             6/26/00        679             $18.0637
RILP              6/26/00*       60,790          $18.0637
RP                6/26/00*       9,658           $18.0637
RFP               6/26/00*       3,197           $18.0637
RCP               6/26/00*       2,701           $18.0637
RILLC             6/26/00*       1,654           $18.0637


          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

          (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit 6 filed herewith is hereby added as an Exhibit:

         6.  Letter agreement between Nuevo Energy
             Company and Relational Investors, LLC,
             dated March 29, 2000.

                     SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No. 6 to Schedule
13D is true, complete and correct.

Dated: June 27, 2000

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
--------------------------------
     as general partner to each

   By: /s/ Ralph V. Whitworth
 -----------------------------
      Ralph V. Whitworth
      Managing Member

RELATIONAL INVESTORS, LLC

By: /s/ Ralph V. Whitworth
   ---------------------------------
        Ralph V. Whitworth
        Managing Member

/s/ Ralph V. Whitworth
--------------------------------------
Ralph V. Whitworth

/s/ David H. Batchelder
--------------------------------------
David H. Batchelder


/s/ Joel L. Reed
--------------------------------------
Joel L. Reed


EXHIBIT INDEX

Page No.    Exhibit No.    Description
-------    -----------     -----------
            6.        Letter agreement between Nuevo Energy
                      Company and Relational Investors, LLC,
                      dated March 29, 2000.